AB 3/20

*AB 3/7

[redacted]

12011855

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
125

SECURITIES A
Washington, D.C. 20549

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SEC FILE NUMBER
8-66612

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF: 12/31/11

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

BELVEDERE TRADING LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 South Riverside Plaza, Suite 2100
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sheryl Peven	**(312) 893-3749**
(Name)	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
REGISTRATIONS BRANCH
02

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Owen O'Neill**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Belvedere Trading, LLC** as of **December 31, 2011** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]

Signature

Chief Operating Officer,
Belvedere Management, Inc.,
Manager of Belvedere Trading, LLC

Title

Subscribed and sworn to before me this

24TH day of FEBRUARY, 2012

"OFFICIAL SEAL"
Philip C. Ryan
Notary Public, State of Illinois
My Commission Expires 08/20/2012

[signature]

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[x] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

BELVEDERE TRADING LLC

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2011

AVAILABLE FOR PUBLIC INSPECTION

RYAN & JURASKA

CERTIFIED PUBLIC ACCOUNTANTS

BELVEDERE TRADING LLC

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2011

AVAILABLE FOR PUBLIC INSPECTION

R&J

RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Member of
Belvedere Trading LLC

We have audited the accompanying statement of financial condition of Belvedere Trading LLC (the "Company") as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Belvedere Trading LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 24, 2012

BELVEDERE TRADING LLC

Statement of Financial Condition

December 31, 2011

Assets

Cash	$ 943,669
Receivables from broker-dealers	389,039,520
Securities owned, at fair value	4,179,885,539
Other receivables	1,282,244
Memberships and stock in exchanges, at cost (fair value $7,189,790)	9,135,455
Furniture, equipment, software and leasehold improvements, at cost (net of accumulated depreciation and amortization of $3,220,011)	1,587,169
Other assets	209,555
	$ 4,582,083,151

Liabilities and Member's Equity

Liabilities:	
Securities sold, not yet purchased, at fair value	$ 4,429,632,411
Accounts payable and accrued expenses	25,351,471
	4,454,983,882
Member's equity	127,099,269
	$ 4,582,083,151

See accompanying notes.

1. Organization and Business

Belvedere Trading LLC (the "Company"), an Illinois limited liability company, was formed in January 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Chicago Board Options Exchange. The Company is also a corporate equity member of the Chicago Mercantile Exchange, the Chicago Board of Trade and the New York Mercantile Exchange and engages in the proprietary trading of exchange-traded equity securities, equity and index options, futures and futures options contracts and U.S. Government securities. Belvedere Holdings, L.P. is the Company's sole member.

2. Summary of Significant Accounting Policies

Revenue Recognition and Securities Valuation
The Company records all securities and futures transactions on a trade date basis, and, accordingly, gains and losses are recorded on unsettled securities transactions and open futures contracts. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Investments in securities and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification Topic 820 ("ASC 820") - Fair Value Measurement and Disclosures (see Note 11).

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes
No provision has been made for federal U.S. income taxes as the taxable income or loss of the Company is included in the respective income tax return of the sole member.

Depreciation
Furniture, equipment and software acquired subsequent to December 31, 2010 is being depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements acquired subsequent to December 31, 2010 are being amortized on a straight-line basis over the term of the associated lease. Fixed assets acquired prior to January 1, 2011 are being depreciated and amortized using accelerated tax depreciation methods, including MACRS and Section 179.

U.S. generally accepted accounting principles require that fixed assets be depreciated over the estimated useful life of the asset. The effect of this departure from U.S. generally accepted accounting principles is an understatement of member's equity by approximately $635,000 as of December 31, 2011. The effect of this departure from generally accepted accounting principles is immaterial as of December 31, 2011.

3. Clearing Agreements

The Company has clearing agreements with Goldman Sachs Execution and Clearing, L.P., ABN AMRO Clearing Chicago LLC, and Goldman Sachs International, who provide execution and clearing services for the Company in accordance with orders placed by the Company's traders.

4. Exchange Memberships and Stock in Exchanges

The Company's memberships and stock in exchanges, required for corporate equity membership, are reflected in the statement of financial condition at cost (fair value is shown parenthetically). Accounting principles generally accepted in the United States require that such memberships be recorded at cost, or, if a permanent impairment in value has occurred, at a value that reflects management's estimate of the fair value. In the opinion of management, no permanent impairment has occurred during the year.

5. Concentration of Credit Risk

At December 31, 2011, a significant credit concentration consisted of approximately $119.8 million, representing the fair value of the Company's trading accounts carried by one of its clearing brokers, Goldman Sachs Execution and Clearing, L.P. Management does not consider any credit risk associated with this receivable to be significant.

6. Receivables from Broker-Dealers

Receivables from broker-dealers includes cash balances due from the Company's brokers, unrealized gains and losses on open futures contracts and the net amount receivable or payable for securities transactions pending settlement. The Company's brokers provide execution, clearing and depository services for the Company's securities and futures trading activities.

7. Employee Benefit Plan

The Company has established a salary reduction (401(k)) plan for qualified employees. The Company may elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

Employee contributions made to the plan during the year ended December 31, 2011 totaled approximately $809,000.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and ⅔ % of "aggregate indebtedness", as defined.

At December 31, 2011, the Company had net capital and net capital requirements of $115,678,732 and $1,674,106, respectively.

9. Derivative Financial Instruments and Off-Balance Sheet Risk

In the normal course of business, the Company enters into transactions in derivative financial instruments that include exchange-traded futures and futures options contracts, equity and index options and short stock. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value and gains and losses from derivative financial instruments are included in trading gains in the statement of income.

Futures contracts provide for the delayed delivery/receipt of commodities, securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price.

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition. Options grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified instrument under agreed terms. As a writer of options, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

10. Commitments and Contingencies

The Company conducts it operations in leased office facilities and annual rentals are charged to current operations. The leases are subject to escalation clauses based on the operating expenses of the lessor.

The minimum annual rental commitments under non-cancelable operating leases are as follows as of December 31, 2011:

Year Ending December 31,	Amount
2012	$ 409,000
2013	404,000
2014	317,000
	$ 1,130,000

The Company is subject to an arbitration claim filed by a former member. The Company is vigorously defending this claim. In the opinion of management, based on consultation with legal counsel, the claim is without merit, but the prospect for a favorable outcome is unknown at this time.

11. Fair Value Disclosure

ASC 820 defines fair value as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent buyer in the principal market, or in the absence of a principal market the most advantageous market for the investment or liability. ASC 820 established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1 Inputs — Valuation based on unadjusted quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs — Valuation based on other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs — Valuation based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	
	Assets	Liabilities
	Securities Owned	Securities Sold, Not Yet Purchased
Equities	$ 6,838,172	$ 215,567,187
Options	4,173,047,367	4,214,065,224
	$ 4,179,885,539	$ 4,429,632,411

At December 31, 2011, the Company had net unrealized gains on open futures contracts totaling $48,656,280, which were Level 1 investments. This amount is reflected in receivables from broker-dealers in the statement of financial condition. At December 31, 2011, the Company held no Level 2 or Level 3 investments.

12. Subsequent Events

The Company's management has evaluated events and transactions through February 22, 2012, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements other than that listed below.

Through February 24, 2012, capital withdrawals made by the sole Member totaled $6,607,268.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **BELVEDERE TRADING LLC** as of **December 31, 2011**

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition- Item 1800)			$ 127,099,269	[3480]
2.	Deduct: Ownership equity not allowable for net capital			-	[3490]
3.	Total ownership equity qualified for net capital			$ 127,099,269	[3500]
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			$ -	[3520]
	B. Other (deductions) or allowable subordinated liabilities				[3525]
5.	Total capital and allowable subordinated liabilities			$ 127,099,269	[3530]
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C) (See detail below)	$ 10,932,179	[3540]		
	1. Additional charges for customers' and non-customers' security accounts		[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts		[3560]		
	B. Aged fail-to-deliver		[3570]		
	1. Number of items ______ [3450]				
	C. Aged short security differences- less reserved of ______ [3460]		[3580]		
	2. Number of items ______ [3470]				
	D. Secured demand note deficiency		[3590]		
	E. Commodity futures contract and spot commodities proprietary capital charges	285,148	[3600]		
	F. Other deductions and/or charges (Contributed capital to be withdrawn within one year)		[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x)		[3615]		
	H. Total deduction and/or charges			$ (11,217,327)	[3620]
7.	Other additions and/or allowable credits (List)			-	[3630]
8.	Net Capital before haircuts on securities positions			$ 115,881,942	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):				
	A. Contractual securities commitments		[3660]		
	B. Subordinated securities borrowings		[3670]		
	C. Trading and Investment securities				
	1. Bankers' acceptance, certificates of deposit, and commercial paper		[3680]		
	2. U.S. and Canadian government obligations		[3690]		
	3. State and municipal government obligations		[3700]		
	4. Corporate obligations		[3710]		
	5. Stocks and warrants		[3720]		
	6. Options		[3730]		
	7. Arbitrage		[3732]		
	8. Other securities	$ 203,210	[3734]		
	D. Undue concentration		[3650]		
	E. Other (List)		[3736]	$ (203,210)	[3740]
10.	Net Capital			$ 115,678,732 OMIT PENNIES	[3750]

Non-Allowable Assets (line 6.A):

Exchange memberships and stock in exchanges	$ 9,135,455
Fixed assets, net	1,587,169
Other assets	209,555
	$ 10,932,179

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER:	BELVEDERE TRADING LLC	as of **December 31, 2011**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)			$ 1,674,106	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 100,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)			$ 1,674,106	[3760]
14.	Excess net capital (line 10 less 13)			$ 114,004,626	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)			$ 113,167,572	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 25,111,596	[3790]
17.	Add:				
	A. Drafts for immediate credit		[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]		
	C. Other unrecorded amounts (List)		[3820]		[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				[3838]
19.	Total aggregate indebtedness			$ 25,111,596	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			22%	[3850]
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		[3880]
24.	Net capital requirement (greater of line 22 or 23)		[3760]
25.	Excess net capital (line 10 less 24)		[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)		[3851]
27.	Percentage of Net Capital, <u>after</u> anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8)		[3854]
28.	Net capital in excess of: 5% of combined aggregate debit items or $300,000		[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

There are no material differences between the audited computation of net capital and that per the Company's amended unaudited FOCUS report as filed

BELVEDERE TRADING LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2011

The Company did not handle any customer cash or securities during the year ended December 31, 2011 and does not have any customer accounts.

BELVEDERE TRADING LLC

Computation for Determination of PAIB Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2011

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2011 and does not have any PAIB accounts.

BELVEDERE TRADING LLC

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2011

The Company did not handle any customer cash or securities during the year ended December 31, 2011 and does not have any customer accounts.

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member of
Belvedere Trading LLC

In planning and performing our audit of the statement of financial condition of Belvedere Trading LLC. (the "Company") as of December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

R&J

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charges with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Chicago Board Options Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 24, 2012